December 23, 2013

Via EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:         Coach, Inc.

Form 10-K for the Fiscal Year Ended June 29, 2013

Filed August 22, 2013

Response dated November 27, 2013

File No. 001-16153

Dear Ms. Jenkins:

We are writing in response to the follow-up comments contained in the letter from the Staff of the U.S. Securities and Exchange Commission to Jane Nielsen, Chief Financial Officer of Coach, Inc., dated November 27, 2013. The Staff's comments and related responses from the Company are set forth below. As used in this letter and in the supplemental information provided, “we,” the “Company” and “Coach” refer to Coach, Inc. unless the context requires otherwise.

For your convenience, we have set forth the text of the Staff’s comments in full, followed by our responses.

516 WEST 34TH STREET NEW YORK, NY 10001 TELEPHONE 212 629 2240

Securities and Exchange Commission

December 23, 2013

Form 10-K for the Fiscal Year Ended June 29, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

1.	Your proposed disclosure in response to our prior comment 1 cites numerous factors affecting changes in the segment operating income from fiscal 2012 to fiscal 2013. However, your proposed disclosure does not quantify the incremental impact of each factor you cite. For example, in relation to the North America Operating Income, you state “the increase in net sales, which was mostly offset by higher selling expenses related to Internet sales and new store openings” but do not quantify the impacts of these items. Please expand your proposed disclosure to quantify the incremental impact of each business reason you cite, if practicable, and provide us a sample of your proposed future disclosure with your response.

Response:

Enclosed as Appendix A, is a sample portion of the “Operating Results” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) intended to be responsive to your comments. In addition to revising our disclosures related to Operating Income, we have also revised our Gross Margin discussion with respect to segment results.

We will include disclosure similar to this example beginning in our second quarter Form 10-Q, for the quarterly period ended December 28, 2013.

Net Sales, page 33

2.	In the sample disclosure included in your response to our prior comment 2, you state “the Internet business contributed high single-digit growth to our comparable store sales.” Please quantify with greater precision the effect of internet sales on the overall change in your comparable store sales or tell us why you believe the proposed disclosure provides transparent insight into the effect of internet sales. Please provide us a sample of your proposed future disclosure.

Response:

We confirm that beginning with our second quarter Form 10-Q, we will disclose the quantitative impact of internet activity on our comparable store sales metric for those periods in which our Internet business materially alters our comparable store sales metric. It should be noted that while the Internet had a positive impact on our comparable store sales metric in North America in the past, the Company expects the Internet business to be less impactful in the future. We propose the following disclosure in our North America reportable segment MD&A as an example of such disclosure when material:

-	For the fiscal year 2013, North America comparable store sales increased $7.8 million or 0.3%, of which the North America Internet business contributed 9 points to comparable store sales growth.

The growth in International Internet sales was not material in fiscal 2013 and prior periods, so no additional disclosure is proposed.

Securities and Exchange Commission

December 23, 2013

Financial Statements, page 54

Note 15 – Segment Information, page 82

3.	We note your response to our prior comment 4. Please tell us in greater detail how you determined that the North America Full Price and North America Factory operating segments have similar economic characteristics, such that they may be aggregated into the same reportable segment pursuant to ASC 280-10-50-11. Please similarly tell us in greater detail how you determined that the Coach Japan and Coach International (excluding Japan) operating segments are economically similar. Please provide us with a summary of key financial information for each of these operating segments for each of the last five fiscal years and the latest interim period, as well as each subsequent fiscal year and interim period for which you have budgeting information. The key financial information for each operating segment may include, but not be limited to, net sales, gross profit, operating income, income before provision for income taxes, capital expenditures and identifiable assets. Please show each profit measure in dollars and as a percentage of sales. Please also show both the dollar and percentage changes from period to period in your analysis. Please reconcile the information in your analysis to the amounts presented in your segment footnote or elsewhere in your financial statements.

4.	In addressing the preceding comment, please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Please also explain why each of these differences would not be considered an indication of differences in economic characteristics between the operating segments and your basis for concluding that each difference is temporary.

Response to Comments 3 and 4:

You have asked us to describe in greater detail how we determined that certain of our operating segments have similar economic characteristics, such that they may be aggregated into the same reportable segment pursuant to ASC 280-10-50-11. We believe it is important to first provide the Staff with an overview of how Coach management fundamentally views its overall business.

Securities and Exchange Commission

December 23, 2013

Globally, our business consists of a single accessible luxury brand (Coach), supported by common branding, imagery, products, supply chain organizations, and operated as one omni-sales channel across two retail platforms, Full Price and Factory. The Full Price channel and the Factory channel are integrally linked; the Factory channel business would not exist without a Full Price channel counterpart. Our philosophy is to serve our customers in image-enhancing locations wherever they choose to shop, whether it is in our Full Price and Factory stores, via the internet or in department stores. In our previous response, dated November 22, 2013, we discussed many areas of global commonality; we would like to further elaborate on the omni-sales channel as follows:

•	Most importantly, there are no significant differences in the nature of our products sold through the Full Price vs. Factory channels. While consumers have distinct channel preferences, we believe the typical Coach customer is similar across the aggregated segments in terms of class, age (e.g., women in their 20’s to 50’s), and income demographics, and our global market strategy and branding reflects this belief. Increasingly, in both Full Price and Factory channels, our customers are men with similar class, age, and income demographics.

•	We focus on the omni-sales channel in a holistic way to drive overall sales and leverage opportunities that our dual platform model provides. Unlike some retail concepts, where the “sale section” or “back room” is contained in the same four walls as the full price items, Coach believes that its aspirational brand image is supported by our policy of not placing our core products “on sale” in our North America Full Price stores. Rather, our Factory stores are where our value conscious consumers shop for marked down Full Price items and/or lower cost versions of our brand.

-	Just as one store that contains a “full price” section and a “sale” section would not be considered two different stores, channels, or reportable segments, we believe that our Full Price and Factory stores, together, represent one holistic approach to service our customers.

•	Our North America retail business and our International retail business are each led by a single President (overseeing both the Full Price and Factory platforms), with both Presidents reporting directly to the Chief Commercial Officer/CEO-elect.

Securities and Exchange Commission

December 23, 2013

•	In both Full Price and Factory we face the same set of competitors, including European and American premium accessory brands (e.g. Gucci, Prada, Michael Kors, Tory Burch, and Kate Spade, amongst others). Further, in evaluating the periodic reports filed with the Securities and Exchange Commission by our retail peer companies that also have robust full price and factory channels, we have not seen Full Price and Factory identified as reportable segments.

•	The operating risks to our retail business are similar across the Full Price and Factory platforms. Keys risks such as macroeconomics, competitive dynamics or our ability to accurately anticipate consumer preferences are not differentiated between Coach’s Full Price and Factory platforms.

•	Similarly, both platforms are comparably capital intensive and require long term lease commitments that render our business model materially fixed, absent a decision to close stores.

•	Our products, regardless of the location where sold, are manufactured for global sales by the same third parties using similar processes and quality control. A single sourcing organization within Coach oversees production of goods for all channels. All inventories for the retail business (both Full Price and Factory) are held in common distribution centers. Excess Full Price inventory is held in these distribution centers until sold through our Factory platform.

•	Globally, the real estate companies that manage the full price retail malls and factory outlet centers (i.e., our landlords) are also often the same (for example, in North America, the Simon Property Group, Inc., which operates both traditional full price malls and factory outlet malls, manages The Westchester full price mall in White Plains, NY, while their Premium Outlets subsidiary manages Woodbury Common Premium Outlet in Harriman, NY—Coach maintains stores in both). Our relationship with these landlords is based on the context of all of our retail stores, not just one concept or the other. Decisions in the negotiating process are made on a holistic basis and trade-offs on certain terms are made to benefit the overall Coach retail business, and not for the benefit of a specific Full Price or Factory store.

•	While we operate in multiple geographies, the fundamentals of our business are common and our organizational design is based on a single executive who manages either a:

•	Global function – such as design, marketing, imagery, supply chain, technology, finance, human resources, strategy, etc., or,

Securities and Exchange Commission

December 23, 2013

•	Geographic retail executive (North America and International).

Specific ASC 280 Guidance Related to Economic Characteristics of Operating Segments

ASC 280 specifically mentions that segments with similar economic characteristics would have similar long-term average gross margins. This is supported by ASC 280-10-55-7C which states: “Aggregation of segments should be consistent with the objective and basic principles of this Subtopic—to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better understand the public entity's performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole. This Subtopic states that segments having similar economic characteristics would be expected to have similar long-term average gross margins. That measure is used, only as an example, because gross margin is a measure of profitability that is less likely to be affected by allocations. Evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.”

The Company believes that using gross margin is the best measure to assess similar economic characteristics. This measure is most relevant to our chief operating decision maker (“CODM”) in assessing performance and allocating resources. The Company is highly focused on gross margin, and monitors this metric very closely on a daily basis. In addition, gross margin receives significant focus by our investors requiring discussion and forward-looking commentary in the Company’s quarterly earnings calls and various investor meetings. As an accessible luxury goods company our financial results are highly dependent on top line performance and the maintenance of high gross margins. Managing costs below the gross profit line is an important focus as well; however, these costs are largely fixed, not generally segmented by channel and unlike other industries, our ability to deliver continuing and meaningful productivity is relatively more limited. We deliver value to our investors by flow-through of gross margin and that is our focus and the investor’s focus. The Company and our investors analyze operating income on a consolidated basis.

Securities and Exchange Commission

December 23, 2013

The Company’s CODM’s financial materials include sales, gross margin and operating income. However, the primary metric for the CODM to make decisions and allocate resources is gross margin because gross margin is the pertinent metric for our industry (as explained above) and is not affected by allocations. Gross margin at the operating segment level is the most consistent and effective measure for comparing economics of our segments. Gross margin should be the measure used to help users of financial statements better understand our performance, better assess our prospects for future net cash flows, and make more informed judgments about Coach as a whole, as it is the focus of our CODM, our Board of Directors, and the analysts who regularly engage with us on our earnings calls.

Also, as requested and as discussed with the Staff, we have provided supplementally certain financial information and analysis with respect to our segments.

As a result of the qualitative characteristics discussed above, the supplemental information provided separately (which includes our quantitative analysis), and the information provided previously in our November 22, 2013 letter, we believe aggregating our North America and International operating segments into two reportable segments for disclosure purposes is appropriate and in accordance with both the guidance and intent of ASC 280.

ASC 280-50-11 states: Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic- The Company believes that the aggregation discussed above is consistent with the objective and principles of the Subtopic.

If the segments have similar economic characteristics – Based on the analyses provided above and supplementally, the Company believes that the aggregated segments have sufficiently similar economic characteristics.

The Company believes that in aggregating the operating segments as disclosed in our Fiscal 2013 Annual Report on Form 10-K, the requirements of ASC 280 have been met. The reportable segments allowed the Company to report segment information in a manner that is consistent with the way that management organized the Company internally for making operating decisions and assessing performance, and is in complete alignment with the reporting structure of Coach and our CODM and segment managers. This aggregation is consistent with the objective and basic principles of Subtopic 280, and clearly provides a management approach which allows financial statement users to view the Company and its individual segments “through the eyes of management.”

Securities and Exchange Commission

December 23, 2013

In responding to the Staff’s comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on the above referenced document as originally filed, and we will comply with the comments received in all future filings, as applicable. We will be pleased to respond promptly to any requests for additional information. If you have any further questions, please do not hesitate to call me directly at (212) 629-2240.

Sincerely,

/s/ Jane Nielsen
Jane Nielsen
Executive Vice President and Chief Financial Officer

cc:

Mr. James Giugliano, Division of Corporation Finance, Securities and Exchange Commission

Mr. Rufus Decker, Division of Corporation Finance, Securities and Exchange Commission

Mr. Lew Frankfort, Chairman and Chief Executive Officer of Coach, Inc.

Mr. Todd Kahn, Executive Vice President, Corporate Affairs, General Counsel and

Secretary of Coach, Inc.

Ms. Melinda Brown, Senior Vice President and Controller of Coach, Inc.

Securities and Exchange Commission

December 23, 2013

SPECIAL NOTE ON FORWARD-LOOKING INFORMATION

This letter contains certain “forward-looking statements,” based on current expectations, that involve risks and uncertainties that could cause our actual results to differ materially from our management’s current expectations. These forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “may,” “will,” “should,” “expect,” “generate,” “intend,” “estimate,” “are positioned to,” “continue,” “project,” “guidance,” “target,” “forecast,” “anticipated,” “plan,” “potential,” the negative of these terms or comparable terms. Future results will vary from historical results and historical growth is not indicative of future trends, which will depend upon a number of factors, including but not limited to: (i) the successful execution of our growth strategies; (ii) the effect of existing and new competition in the marketplace; (iii) our exposure to international risks, including currency fluctuations; (iv) changes in economic or political conditions in the markets where we sell or source our products; (v) our ability to successfully anticipate consumer preferences for accessories and fashion trends; (vi) our ability to control costs; (vii) the effect of seasonal and quarterly fluctuations in our sales on our operating results; (viii) our ability to protect against infringement of our trademarks and other proprietary rights; and such other risk factors as set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended June 29, 2013. Coach, Inc. assumes no obligation to revise or update any such forward-looking statements for any reason, except as required by law.

Appendix A

Note: The excerpts below are intended to be a “sample” of our fiscal 2013 MD&A. As such, actual amounts for additional information have not been provided.

Gross Profit

Gross profit increased 6.7% to $3.70 billion in fiscal 2013 from $3.47 billion during fiscal 2012. Gross margin in fiscal 2013 was 72.9% as compared to 72.8% during fiscal 2012. Excluding items affecting comparability, gross profit increased 6.8% to $3.70 billion, or gross margin was 73.0%, in fiscal 2013.

North America Gross Profit increased XX.X% or $XX.X million to $X.XX billion in fiscal 2013. Gross margin decreased XX basis points from XX.X% in fiscal 2012 to XX.X% in fiscal 2013. The decrease in gross margin is primarily due to increased promotional activity.

International Gross Profit increased XX.X% or $XX.X million to $X.XX billion in fiscal 2013. Gross margin remained consistent at XX.X% in fiscal 2013.

Operating Income

Operating income increased 0.8% or $12.5 million to $1.52 billion during fiscal 2013 as compared to $1.51 billion in fiscal 2012. Operating margin decreased to 30.0% as compared to 31.7% in fiscal 2012. Excluding items affecting comparability, operating income increased 1.7% or $26.5 million to $1.58 billion, and operating margin was 31.1%, in fiscal 2013. Excluding items affecting comparability, operating income was $1.55 billion, or operating margin was 32.6%, in fiscal 2012.

The following table presents operating income by reportable segment for fiscal 2013 compared to fiscal 2012:

	Fiscal Years Ended
	June 29, 2013	June 30, 2012(1)	Variance
	(dollars in millions)
			$	%
North America	$1,460.0	$1,448.0	$12.0	0.8%
International	574.2	553.8	20.4	3.7
Other(2)	38.0	30.4	7.6	25.0
Corporate unallocated	(547.7)	(520.2)	(27.5)	(5.3)

Total operating income	$1,524.5	$1,512.0	$12.5	0.8%

(1)	Prior year segment data has been restated to reflect the Company’s revised reportable segment structure. See Note “Segment Information” for a discussion of the change in reportable segments.

(2)	Operating income in the other category, which is not a reportable segment, consists of sales and expenses generated in ancillary channels including licensing and disposition.

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Appendix A

North America Operating Income increased 0.8% or $12.0 million to $1.46 billion in fiscal 2013 reflecting the increase in gross profit of $XX.X million which was offset by higher SG&A expenses of $XX.X million. The increase in SG&A expenses was related to transformation-related store investments of $XX.X million, distribution costs associated with higher internet sales of $XX.X million, and higher overall selling expenses of $XX.X million. Operating margin decreased 170 basis points to 42.0% in fiscal 2013 from 43.7% in fiscal 2012 primarily due to higher overall selling expenses as a percentage of revenues.

International Operating Income increased 3.7% or $20.4 million to $574.2 million primarily reflecting the increase in gross profit of $XX.X million which was partially offset by higher SG&A expenses of $XX.X million. SG&A expenses increased $X.X million related to the acquisition of our distributor businesses in Asia and $X.X million related to increased sales. Operating margin decreased 220 basis points to 37.3% in fiscal 2013 from 39.5% in fiscal 2012 primarily due to investments made in the region.

Corporate Unallocated Operating Loss increased $27.5 million to $547.7 million, an increase of 5.3%. Excluding items affecting comparability, net expenses related to Corporate Unallocated increased $13.5 million to $494.5 million, an increase of 2.8%. The increase in Corporate Unallocated loss was attributable to higher administrative and information costs of $XX.X million, advertising, marketing and design costs of $XX.X million, and distribution and customer services expenses of $XX.X million that were substantially offset by favorable production variances versus our expectations, particularly for labor of $XX.X million.

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